UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021.	Commission File Number 001-33621

ALEXCO RESOURCE CORP.

(Translation of registrant's name into English)

Suite 1225, Two Bentall Centre

555 Burrard Street, Box 216

Vancouver, BC V7X 1M9 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibit

99.1	NI 43-101 Technical Report on Updated Mineral Resource and Reserve Estimate of the Keno Hill Silver District
99.2	Consent of Qualified Person – Kourosh Tarighi
99.3	Consent of Qualified Person – Zach Allwright
99.4	Consent of Qualified Person – Paul Hughes
99.5	Consent of Qualified Person – Dr. Gilles Arseneau
99.6	Consent of Qualified Person – Cliff Revering
99.7	Consent of Qualified Person – Hassan Ghaffari

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALEXCO RESOURCE CORP.
(Registrant)

	By:	/s/ Mike Clark
Date: May 28, 2021		Mike Clark Chief Financial Officer